UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File Number: 000-25081

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN
(FORMERLY WESTSTAR BANK 401(K) SAVINGS AND INVESTMENT PLAN)
0015 Benchmark Road, Suite 300, P.O. Box 6580, Avon, Colorado 81620

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

VAIL BANKS, INC.
0015 Benchmark Road, Suite 300, P.O. Box 6580, Avon, Colorado 81620

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

December 31, 2003 and 2002

DALBY, WENDLAND & CO., P.C.

D&WC

Certified Public Accountants & Consultants

464 MAIN STREET • P.O. BOX 430 • GRAND JUNCTION, COLORADO 81502-0430
TELEPHONE 970/243-1921 • FAX 970/243-9214

Board of Trustees
Vail Banks, Inc. 401(k) Savings and Investment Plan

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying statements of net assets available for plan benefits of Vail Banks, Inc. 401(k) Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2003 and 2002, and changes in its net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2003 and 2002 were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, referred to as "supplemental information," as of December 31, 2003, is presented for the purpose of additional analysis and, while not a required part of the basic financial statements, is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dalby, Wendland & Co., P.C.
DALBY, WENDLAND & CO., P.C.
Grand Junction, Colorado
June 4, 2004

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS		
Investments at fair market value		
Investment in Pooled Separate Accounts	$2,813,846	$1,810,477
Investment in Employer Securities	1,113,073	808,451
Total Assets	$3,926,919	$2,618,928
NET ASSETS AVAILABLE FOR PLAN BENEFITS		
Net Assets Available for Plan Benefits	$3,926,919	$2,618,928

See accompanying notes.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended December 31, 2003 and 2002

		2003	2002
Additions to net assets attributed to:			
Investment income			
Net investment gain (loss) from Pooled Separate Accounts		$ 618,360	$ (322,139)
Net investment gain (loss) from Employer Securities		(3,585)	67,156
	Total Investment Income	614,775	(254,983)
Contributions:			
Employer		236,500	197,830
Employee		667,472	701,111
Employee rollover		75,851	7,397
	Total Contributions	979,823	906,338
	Total Additions	1,594,598	651,355
Deductions from net assets attributed to:			
Benefits paid to participants		276,893	436,514
Administrative expenses		9,714	43,499
Other expenses		-	6,676
	Total Deductions	286,607	486,689
	Net Increase	1,307,991	164,666
Net assets available for Plan benefits - beginning of year		2,618,928	2,454,262
Net assets available for Plan benefits - end of year		$3,926,919	$2,618,928

See accompanying notes.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Vail Banks, Inc. 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Vail Banks, Inc. (the Bank) and its participating subsidiaries, WestStar Bank and First Western Mortgage Services, who are at least 21 years of age and have attained at least 6 months of service with the Bank. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute a portion of annual compensation, in 1% increments, up to the maximum percentage permitted by law. Participants direct the investment of their contributions into 14 investment options offered by the Plan, including the Bank's common stock. The Bank matches 50% of the participant contributions on the first 6% of base compensation that a participant contributes to the Plan. In addition, the Bank may also contribute a discretionary profit sharing contribution. Matching contributions are in the Bank's stock and must remain invested in that stock until the later of the last day of the Plan year in which a participant is fully vested or following the Plan year in which the stock is credited to the participant's account.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Bank's contributions on the participant's behalf, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their elective deferral contributions plus earnings thereon. Vesting in the Bank's contributions plus earnings thereon is based on years of continuous service. Vesting percentages are as follows:

Years	Percent Vested
0-1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of Benefits

Upon termination of service, a participant will receive a lump-sum payment equal to the vested value of his or her account, provided the account does not have a value greater than $5,000. Otherwise, the participant may elect a monthly life income annuity to be paid in monthly installments over a period not to exceed the employee's lifetime or may receive a lump-sum payment. Hardship withdrawals are permitted for medical expenses, preventing foreclosure on a principal residence, purchase of a principal residence and payment of tuition.

Forfeitures

At December 31, forfeited nonvested accounts totaled $13,919 (2003) and $34,212 (2002). These accounts are used first to pay Plan expenses and then to reduce future employer contributions.

Custodian and Third-Party Administrator

In 2002, the Plan changed custodians from Guardian Insurance and AG Edwards to Circle Trust Company. The Plan also changed third-party administrators from 401(k) Services to Digital Retirement Services.

Administrative Expenses

Administrative expenses are paid for by the Plan and totaled $9,714 (2003) and $43,499 (2002) for the years ended December 31. Approximately $42,000 of the 2002 expense was charged by Guardian Insurance during the change over to Circle Trust Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

The Plan's investments are stated at fair market value, as determined by quoted market price, if available, or by reference to other sales of substantially identical investments within the same time period.

Payment of Benefits

Benefits are recorded when paid by the third-party administrator.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% of the Plan's net assets. Because the Plan was moved to a new custodian, certain investments from the prior year custodians are not offered by the current year custodian.

	2003	2002
Pooled Separate Accounts		
AIM Aggressive Growth, 39,522 and 38,186 shares, respectively	$ 367,950	$279,140
Fundamental Investors, 7,634 and 6,147 shares, respectively	$ 220,229	$136,650
Washington Mutual Investors, 14,814 and 11,387 shares, respectively	$ 426,356	$267,711
EuroPacific Growth, 14,333 and 11,396 shares, respectively	$ 432,996	$261,778
Growth Fund of America, 25,282 and 23,193 shares, respectively	$ 620,420	$428,376
Employer Securities		
Vail Banks, Inc. stock, 93,222 and 67,371 shares, respectively	$1,113,073	$808,451

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Pooled Separate Accounts	$ 618,360	$(322,139)
Employer Securities	$ (3,585)	$ 67,156

NOTE 4 - PLAN TERMINATION

Although they have expressed no intention to do so, the Bank has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA and any collective bargaining agreements in effect at the time. In the event of Plan termination, all participants will become 100% vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designated.

SUPPLEMENTAL SCHEDULE

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i;
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

EIN 84-1250561

PLAN 001

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	AIM Aggressive Growth	Mutual Fund	$ 329,663	$ 367,950
	AIM Small Cap Growth	Mutual Fund	149,040	163,945
	American Balanced	Mutual Fund	102,767	113,011
	American High-Income Trust	Mutual Fund	28,964	30,076
	Bond Fund of America	Mutual Fund	49,209	49,617
	Fundamental Investors	Mutual Fund	190,896	220,229
	Washington Mutual Investors	Mutual Fund	382,979	426,356
	Growth Fund of America	Mutual Fund	552,057	620,420
	EuroPacific Growth	Mutual Fund	385,110	432,996
	Davis NY Venture Fund, Inc.	Mutual Fund	88,072	99,897
	Franklin U.S. Government Securities	Mutual Fund	41,178	40,657
	Seligman Small Cap Value	Mutual Fund	152,967	176,264
	CTC Stable Value Plus Fund	Mutual Fund	71,804	72,428
*	Vail Banks, Inc.	Common stock - tradeable	885,458	724,295
*	Vail Banks, Inc.	Common stock - nontradeable	474,209	388,778
		Total Investments	$3,884,373	$3,926,919

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 28, 2004

Peter G. Williston
Senior Executive Vice President and Chief Financial Officer
Vail Banks, Inc.

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 File Number 333-54442) on Form S-8 of Vail Banks, Inc. 401(k) Savings and Investment Plan of our report dated June 4, 2004, with respect to the financial statements of the Vail Banks, Inc. 401(k) Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Dalby, Wendland & Co., P.C.

Dalby, Wendland & Co., P.C.

Grand Junction, Colorado
June 25, 2004